SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2005
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated January 26, 2005.  Grupo TMM and KCS Announce Favorable VAT Decision by Fiscal Court

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	KANSAS CITY SOUTHERN CONTACTS:
Brad Skinner	MEDIA & INVESTORS
Investor Relations	William H.Galligan
011-525-55-629-8725 or 203-247-2420	Assistant Vice President Investor Relations
(brad.skinner@tmm.com.mx)	816-983-1551
william.h.galligan@kcsr.com

Proa/StructurA
Marco Provencio	MEXICO
Media Relations	Gabriel Guerra
011-525-55-629-8708 and 011-525-55-442-4948	Media Relations
mp@proa.structura.com.mx	011-525-55-208-0860
gguerra@gcya.net

AT DRESNER CORPORATE SERVICES:
Kristine Walczak
(General investors, analysts and media)
312-726-3600
kwalczak@dresnerco.com

Grupo TMM and KCS Announce Favorable VAT
Decision by Fiscal Court

México City and Kansas City, Mo. January 26, 2005 - Grupo TMM, S.A. (BMV: TMM A and NYSE: TMM) (”TMM”) and Kansas City Southern (NYSE: KSU) (”KCS”) announced that the Mexican Fiscal Court has issued from the bench a favorable decision upholding TFM, S.A. de C.V’s (”TFM”) claim for inflation and interest from 1997 on the value added tax (”VAT”) refund it received from the Mexican Government.

TFM received a VAT refund certificate on January 19, 2004, in the original amount of its claim (approximately 2.1 billion pesos), without any adjustment for accrued inflation or interest. As previously announced on January 6th of this year, TFM received a favorable decision from the Federal Appellate Court instructing the Fiscal Court to enter a new order consistent with the Federal Appellate Court’s decision. The Fiscal Court has now ruled in a manner consistent with the instructions from the Federal Appellate Court.

TFM has not yet been formally notified of the above-described ruling. Once the written decision is received, it will be reviewed and analyzed and a more detailed announcement may be made.

TMM and KCS continue discussions with the Mexican Government aimed at resolving the outstanding disputes between the parties over the value added tax refund and the obligation to purchase the remaining shares of TFM in accordance with the law and applicable agreements.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary holding in the United States is The Kansas City Southern Railway Company. KCS owns 51% of The Texas Mexican Railway Company, which connects The Kansas City Southern Railway Company and TFM. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the United States. KCS’ rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States and Mexico. KCS’ web site is www.kcsi.com.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM’s and KCS’ management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM’s and KCS’ respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.